WINGSTOP INC. 15505 Wright Brothers Dr. Addison, TX 75001 WINGSTOP.COM | @WINGSTOP

July 6, 2023

VIA EDGAR

Ms. Suying Li and Mr. Rufus Decker
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Wingstop Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
Form 8-K as of May 2, 2023 Filed May 3, 2023 File No. 001-37425

Dear Ms. Li and Mr. Decker:

Wingstop Inc. (“we,” “our,” or the “Company”) is responding to the comment by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) as set forth in your letter dated June 20, 2023 (the “Comment Letter”) with respect to the Company’s above-referenced filings. For ease of reference in this letter, your comment appears in italics directly above the Company’s related response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 31

Item 2.02 Form 8-K dated May 3, 2023

1.   We read your response to comment 1. It appears to us that the strategic initiatives to develop a long-term supply chain and conduct market analysis of industry landscape and consumer demand represent regular operating activities to run your business as a restaurant chain. Therefore, the consulting fees incurred relating to these activities appear to be normal, cash operating expenses necessary for your revenue-generating activities and business strategy. As such, please remove the adjustment for consulting fees from your non-GAAP measure reconciliations. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We appreciate the thoughtful discussion with the Staff during our telephone calls on June 29, 2023. We continue to believe that the subject adjustments for consulting fees relating to two discrete strategic initiatives represent appropriate adjustments to our non-GAAP measures because the adjustments (1) relate to expenses which are unusual and non-recurring and do not constitute normal, recurring cash operating expenses necessary to operate our business and (2) are not misleading or inconsistent with the guidance in Questions 100.01 and 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Based on the Staff’s questions regarding our current positions that were discussed during our phone conversations, we would like to provide the following clarifications and additional information for the Staff’s consideration. Respectfully, we request that this letter with additional information be read in conjunction with our previous response dated June 14, 2023.

Supply Chain Initiative

The expense adjustments for the discrete, short-term supply chain initiative were comprised exclusively of consulting fees that were incurred in the fourth quarter of 2021 and first and second quarters of 2022. The consulting fees in the aggregate amount of $850,000 for the six-month project related to the first-time retention of an outside consultant to assist us with considering the development of a business plan and financial model for potential vertical integration of a poultry complex. The external consulting firm was hired to evaluate the potential investment options and appropriate structure for such an investment in light of significantly inflated bone-in wing prices at the time. External consultants were required to provide expertise and strategic guidance to the Company, and the Company relied on the consultant for certain capabilities that the Company does not maintain internally. Given the discrete nature and limited duration of the strategy review, its significant and incremental cost beyond the Company’s historical supply chain analysis expenditures, and the transformational nature of the possible investment, the Company does not expect to repeat the project in the foreseeable future and, therefore, the Company does not believe the consulting fees are normal, recurring, cash operating expenses necessary to operate the business. Since these consulting fees are not representative of the Company’s underlying operating performance, the Company does not believe adjusting for them is misleading, and the Company believes presenting these expenses on a non-GAAP basis enhances comparability of the Company’s current results of operations to its results from prior periods and allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

It should be noted that other consulting fees incurred by the Company that are related to the implementation of supply chain systems, supply chain process improvements supported by third parties, and pricing strategies, have not been added back to arrive at Adjusted EBITDA. These items were determined by the Company to represent normal, recurring cash operating expenses and thus, consistent with SEC guidance, are not included as adjustments to EBITDA in our non-GAAP presentation of Adjusted EBITDA.

Long-Term Growth Strategy Review Initiative

The consulting fees of approximately $3.2 million incurred in, and reported for, the fourth quarter of 2022 and first quarter of 2023 with respect to our long-term growth strategy initiative were paid to an external consulting firm to perform a comprehensive evaluation of our domestic business to identify opportunities for future growth initiatives. The review was not initiated in response to any current particular market or business need to change our business model, but rather to explore potential future strategic initiatives that could accelerate future growth, taking into account evolving, post-COVID consumer dining preferences. This is the first time the Company has hired an external consultant to conduct a comprehensive analysis of our domestic business. The Company relies on the consultants for certain capabilities required for the project that the Company does not maintain internally.

The consulting fees for the long-term growth strategy review initiative are significant in comparison to the Company’s overall historical annual spend for professional fees and are incremental to the normal level of spend supporting the Company’s internal resources that run day-to-day strategic growth initiatives and for which we have not made an adjustment. The significant expenditures relating to the initiative are unusual and not necessary for the ongoing operation of our business. The Company expects to complete the project by the end of 2023, and a majority of the fees relating to the project have already been incurred and reported. Due to the expansive scope of this project, the Company does not expect to conduct a similar initiative in the foreseeable future.

Since these consulting fees are not representative of the Company’s underlying operating performance, the Company does not believe adjusting for them is misleading, and the Company believes presenting these expenses on a non-GAAP basis enhances comparability of the Company’s current results of operations to its results from prior periods and allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

The Company has considered the guidance of Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which indicates that “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading”, as well as Question 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. For the reasons above, because the consulting fees for each of the two initiatives represent significant, incremental fees relating to discrete, unprecedented events of limited duration which are not expected to recur in the foreseeable future, the Company believes the consulting fees do not represent normal, recurring, cash operating expenses necessary to operate its business, and therefore are not representative of the Company’s underlying operating performance. As a result, the Company does not believe the adjustments are misleading, and the Company believes presenting these expenses on a non-GAAP basis enhances comparability of the Company’s current results of operations to its results from prior periods and allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

Proposed Expanded Disclosure

We respectfully advise the Staff that in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended July 1, 2023, we will revise our disclosures on an on-going basis to include more detail regarding any consulting fees for which adjustment is made in our presentation of non-GAAP measure reconciliations. As an example of how we plan to address the Staff’s comment in future filings and for illustrative purposes only, we have revised the footnote disclosure regarding consulting fees for strategic initiatives from the Non-GAAP reconciliation table in our Quarterly Report on Form 10-Q for the quarter ended April 1, 2023. The illustrative additions are denoted as underlined text and deleted text is denoted as struck through text.

(b) Represents ~~costs and expenses related to a~~ non-recurring consulting fees that are not part of our ongoing operations and are incurred to execute discrete, project-based ~~to support the Company's~~ strategic initiatives, which are included in Selling, general and administrative on the Consolidated Statements of Comprehensive Income. The costs incurred in the thirteen weeks ended March 26, 2022 include third-party consulting fees incurred relating to a strategic initiative to consider the development of a business plan and financial model for potential vertical integration of a poultry complex, which review was completed in fiscal year 2022. The costs incurred in the thirteen weeks ended April 1, 2023 include consulting fees relating to a comprehensive review of our long-term growth strategy for our domestic business to explore potential future initiatives, and which review is expected to be completed in fiscal year 2023. Given the magnitude and scope of these two strategic review initiatives that are not expected to recur in the foreseeable future, the Company considers the incremental consulting fees incurred with respect to the initiatives not reflective of the ongoing costs to operate its business.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please feel free to contact me directly at (972) 686-6500.

Very truly yours,

/s/ Alex R. Kaleida
Alex R. Kaleida
Chief Financial Officer
Wingstop Inc.

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